McGraw-Hill Education, Inc.

1221 Avenue of the Americas

New York, New York 10020

(212) 512-2000

March 26, 2013

US Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

            RE:      McGraw-Hill Education, Inc.

                        Registration Statement on Form 10

                        Filed July 11, 2012, as amended September 20, 2012 and October 23, 2012

                        File No. 001-35596

Ladies and Gentlemen:

Pursuant to Regulation 12B promulgated under the Securities Exchange Act of 1934, as amended (the “Act”), McGraw-Hill Education, Inc. (“the Company”) hereby applies for the immediate withdrawal of the above referenced Registration Statement together with all exhibits and amendments thereto.  On March 22, 2013, the education business of The McGraw-Hill Companies, Inc. (“Parent”) was acquired by MHE Acquisition, LLC (the “Transaction”), pursuant to the Purchase and Sale Agreement dated November 26, 2012, by and among Parent, certain of its subsidiaries, McGraw-Hill Education LLC and MHE Acquisition, LLC, as referenced in Parent’s Current Report on Form 8-K filed on March 26, 2013.  As a result of the Transaction, the Company does not intend to proceed with the Registration Statement.  The Company is not required to be registered under Section 12 of the Act.

The Registrant confirms that no securities have been distributed pursuant to the Registration Statement. Accordingly, the Registrant seeks to withdraw the Registration Statement effective as of the date hereof or at the earliest practicable date hereafter.

Very truly yours,

By:	/s/ Patrick Milano
Name: Patrick Milano
Title: Vice President
McGraw-Hill Education, Inc.